Exhibit 99.1

FREESEAS ENTERS AGREEMENT FOR THE FINANCING OF VESSEL ACQUISITION

Company also Concludes Sale of Two Vessels, Places Mortgage on One Vessel, and Enters Into Long-Term Bareboat Charters

Athens, Greece, May 26, 2015 - FreeSeas Inc. (Nasdaq CM: FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize vessels, announced today that it has entered into an agreement with a group of Norwegian based investors for the financing of the acquisition of assets valued up to US$15 million. Upon the vessel acquisition by the investors, their ship-owning entities will enter into long-term bareboat charter agreement(s) with the Company’s subsidiaries including a number of purchase options in the Company’s favour, on a profit-sharing basis with the investors. The Company shall identify suitable acquisition candidates within a six-month period. The investors shall be responsible for providing suitable bank financing of approximately up to 50% to 60% to enable the completion of the transaction. Depending on the final leverage and acquisition price, a charter hire rate of up to $5,600 per day shall be payable after the commencement of the charter.

Concurrently with the transaction, the Company has agreed to place a mortgage on the M/V “Free Maverick” as security. The Company has the option to replace the vessel with cash security at any time. If however, the vessel is not replaced by cash security, $1,400 per day shall be payable upon the commencement of the bareboat charter of the acquisition vessel.

In addition, the M/V “Free Hero” and M/V “Free Goddess” have been sold for consideration as part of the security package, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel.

The total agreed security provided by the Company amounts to US$9 million, with a cash release of up to US$2 million in stages.

Mr. Ion G. Varouxakis Chairman President and Chief Executive Officer of the Company, commented: “We are pleased to enter into these agreements, which enable the Company to leverage its balance sheet for fleet expansion at an opportune time for counter-cyclical investments in the dry-bulk market. Being positioned as a buyer in a falling asset prices environment we believe is the best possible strategy. The demonstrated ability of the Company to raise capital even in difficult environments is a testament to the dedication and determination of management and the board to succeed in its goal to turn around the Company to profitability.”

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the Nasdaq Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr